BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783


03022021


BAA

19 March 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Alison Livesley**
Head of Investor Relations

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 19 March 2003

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

For immediate release 19 March 2003

BAA INVESTS £65 MILLION IN NATS

BAA plc, the international airport company, today announced an investment of £65 million in NATS Group (NATS), the UK's national air traffic services provider, alongside an identical investment in NATS by the UK Government.

This combined investment of £130 million will be used to pay down NATS' existing debt and assist in its financial restructuring. BAA's investment is made on terms that are consistent with its return on capital targets. BAA has proposed for two senior BAA executives to be nominated to join the board as non executive directors: Roger Cato, managing director of Gatwick Airport and Vernon Murphy, chairman of BAA's Heathrow Express.

BAA chief executive designate Mike Clasper said: "We are pleased to be participating in the financial restructuring of NATS announced this morning. We are committed to playing our part in securing the development of the airspace capacity that Britain urgently needs. This limited investment grants us a 4% stake and two loan notes amounting to £60 million, and is supported by the presence of two senior BAA figures on the NATS board, underlining BAA's commitment to the sound development of the UK's air traffic control infrastructure."

For information on BAA plc see www.baa.com

Ends

Editor's note – biographies in brief:
Roger Cato was appointed chairman and managing director of Gatwick Airport and chairman of Southampton Airport in October 2001. He was previously

News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton



Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659

managing director of Heathrow Airport and has 30 years experience with BAA encompassing every BAA airport, terminal and airfield. He worked overseas on a number of senior assignments.

Vernon Murphy is currently Chairman of Heathrow Express. He has held a number of senior positions in his 37 years with BAA including chairman of BAA Scottish Airports, managing director BAA International, managing director of BAA regional airports and management roles in most BAA airports.

Media enquiries: **Caroline Corfield/Samantha Birmingham**
BAA plc - Tel: + 44 (0) 20 7932 6654

City enquiries: **Alison Livesley**
BAA plc - Tel: +44 (0) 20 7932 6692

N M Rothschild & Sons, financial adviser to BAA in this transaction

Crispin Wright Tel: +44 (0) 20 7280 5265
Paul Duffy Tel: +44 (0) 20 7280 5828